Exhibit 99.1

Azure Power Announces Results for Second Fiscal Quarter 2017

Mauritius, November 22, 2016: Azure Power Global Limited (NYSE: AZRE), one of the leaders in the Indian solar industry, today announced its consolidated results under United States Generally Accepted Accounting Principles (“GAAP”) for the second quarter period ended September 30, 2016.

Second Quarter 2017 Period Ended September 30, 2016 Operating Highlights:

•	Operating & Committed Megawatts were at 1,021 MW, as of September 30, 2016 an increase of 111% over the same date last year

•	Revenue for the quarter was INR 895 million (US$13 million), an increase of 40% over the same quarter last year

•	Adjusted EBITDA for the quarter was INR 561 million (US$8 million), an increase of approximately 44% over the same quarter last year

Key Operating Metrics

Electricity generation increased by 112.8 million kWh during the six months periods ended September 30, 2016 to 275.1 million kWh as compared to the same period in 2015 as a result of the increase in operational capacity during the period.

Total revenue grew to INR 1,916.6 million (US$28.8 million) during the six months ended September 30, 2016 from INR 1,211.1 million in the six months ended September 30, 2015, an increase of 58% over the same period in the previous year. The increase in revenue was driven by the commissioning of new projects.

The project cost per megawatt operating for the six months ended September 30, 2016 decreased by INR 2.9 million (US$0.1 million) to INR 58.1 million (US$0.87 million), as compared to the same period in the previous year. The project cost per megawatt has declined in line with decreasing solar module prices and reduction in balance of plant costs. Project cost per megawatt operating consists of costs incurred for one megawatt of new solar power plant capacity during the reporting period.

Operating and committed megawatts increased, as of September 30, 2016, by 536 MW to 1,021 MW as a result of the increase in new projects won since September 30, 2015.

Nominal Contracted Payments

The Company’s PPAs create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, the company includes those PPAs for projects that are operating or committed.

The following table sets forth, with respect to our PPAs, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of September 30,
	2015	2016
	INR	INR	US$
Nominal contracted payments (in thousands)	123,566,324	247,388,527	3,715,658
Total estimated energy output (kilowatt hours in millions)	19,964	43,345

Nominal contracted payments increased from September 30, 2015 to September 30, 2016 as a result of entering into additional PPAs. Over time, the Company has seen a trend towards a decline in the Central Electricity Regulatory Commission benchmark tariff for solar power procurement. For fiscal year 2011, the Central Electricity Regulatory Commission benchmark tariff for solar power procurement was INR 17.91 per kilowatt hour. It was reduced to INR 10.39 per kilowatt hour for fiscal year 2013, which was further reduced to INR 7.72 per kilowatt hour for fiscal year 2015 and INR 5.68 per kilowatt hour for fiscal year 2016. The overall trend of solar power tariffs is that the tariffs are declining in line with the solar module prices.

Portfolio Run-Rate

Portfolio run-rate equals annualized payments from customers extrapolated based on the operating and committed capacity as of the reporting date. In estimating the portfolio run-rate, the Company multiplies the PPA contract price per kilowatt hour by the estimated annual energy output for all operating and committed solar projects as of the reporting date. The estimated annual energy output of the Company’s solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain meteorological data, including the temperature, wind speed and solar radiation based on the project location.

The following table sets forth, with respect to the Company’s PPAs, the aggregate portfolio run-rate and estimated annual energy output as of the reporting dates. The portfolio run-rate has not been discounted to arrive at the present value.

	As of September 30,
	2015	2016
	INR	INR	US$
Portfolio run-rate (in thousands)	5,422,172	10,560,382	158,612
Estimated annual energy output (kilowatt hours in millions)	791	1,856

Portfolio run-rate increased by INR 5,138 million (US$77.2 million) to INR 10,560 million (US$159 million) as of September 30, 2016 as compared to September 30, 2015, due to increase in operational and committed capacity during the period.

Second Quarter Period ended September 30, 2016 Consolidated Financial Results:

Operating Revenue

Operating revenue grew to INR 894.9 million (US$13.4 million) in the second quarter period ended September 30, 2016 from INR 640.9 million in the second quarter period ended September 30, 2015, an increase of 40% over the same period in the previous year. The increase in revenue was driven by the commissioning of new projects.

Cost of Operations

Cost of operations increased to INR 75.4 million (US$1.1 million) in the second quarter period ended September 30, 2016, from INR 43.0 million in the second quarter period ended September 30, 2015, an increase of 75% over the same period previous year. The increase was primarily due to increase in plant maintenance cost related to new commissioned projects.

General and Administrative Expenses

General and administrative expenses during the second quarter period ended September 30, 2016 increased by INR 51.2 million (US$0.8 million), or 24.7%, to INR 258.4 million (US$3.9 million) compared to the same period in 2015. This was primarily due to legal expenses incurred on projects and lease rent expense incurred on under-construction projects during the three months ended September 30, 2016.

Depreciation and Amortization

Depreciation and amortization expenses during the second quarter period ended September 30, 2016 increased by INR 71.3 million (US$1.1 million), or 41%, to INR 246.5 million (US$3.7 million) compared to the same period in period ended September 30, 2015. The principal reason for the increase in depreciation was due to new projects which were capitalized during the period from September 30, 2015 to September 30, 2016.

Interest Expense, Net

Net interest expense during the second quarter period ended September 30, 2016 increased by INR 64.3 million (US$1.0 million), or 12%, to INR 583.3 million (US$8.7 million) compared to the same period in period ended September 30, 2015. Interest expense increased primarily as a result of borrowings for new solar power projects operating during the three months period ended September 30, 2016.

Loss on Foreign Currency Exchange

Foreign exchange loss during the second quarter period ended September 30, 2016 decreased by INR 246.4 million or 145% to INR 76.1 million (US$1.1 million) compared to the same period in the prior year.

The closing exchange rate of Indian rupees as of September 30, 2015 depreciated against the U.S. dollar by INR 1.9 to US$1.00 over the closing exchange rate as of June 30, 2015 while the closing exchange rate of Indian rupees as of September 30, 2016 appreciated against the U.S. dollar by INR 0.9 to US$1.00 over the closing exchange rate as of June 30, 2016, respectively.

Income Tax Expense

Income tax benefit increased during the second quarter period ended September 30, 2016 by INR 26.9 million to INR 53.8 million (US$0.8 million). The Company’s effective income tax rate for the second quarter period ended September 30, 2016 was 19% as compared to 7% for the same period in 2015. The increase in income tax benefit and the effective tax rate in the six months ended September 30, 2016 was a result of lower taxable profits generated by AZI, which provides certain engineering, procurement and construction services to its Indian subsidiaries, in the current period.

Net Loss

Net loss for the second quarter period ended September 30, 2016, was at INR 138.9 million (US$2.1 million), a decrease of INR 308.1 million (US$4.6 million) as compared to the same period in the previous year. This was primarily due to an increase in operating revenue by 40%.

Cash Flow and Working Capital

During the three months ended September 30, 2016, the Company generated INR 7,104.6 million (US$106.7 million) from financing activities. This cash inflow was primarily due to proceeds of INR 1,666.5 million (US$25.0 million) from issuance of Series I CCPS, new loan proceeds of INR 7,062.2 million (US$106.1 million) in the form of term loans from banks for the Karnataka 3 and Punjab 4 solar power plants. These inflows were offset in part by INR 1,624.1 million (US$24.4 million) in repayment of loans.

Liquidity Position

The Company raised equity of INR 1,666.5 million (US$ 25.0 million) during the quarter ended September 30, 2016 from a pre-IPO financing round. Subsequent to September 30, 2016, the Company has raised INR 9,081.5 million (US$136.4 million) from its initial public offering and concurrent private placement.

The Company has drawn INR4,970 million (US$74.7 million) of project debt during the quarter and has undrawn project debt commitment of INR17,557.1 million (US$263.7 million) as of the end of the quarter.

The company has secured financing for all committed and under construction projects of 663MW for the calendar year 2017.

Adjusted EBITDA

Adjusted EBITDA was INR 561 million (US$8 million) for the second quarter period ended September 30, 2016, compared to INR 391 million in the second quarter period ended September 30, 2015. This was primarily due to the increase in revenue during the period.

Guidance for Fiscal Third Quarter 2017 and for the Fiscal Year 2017

The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially. As of December 31, 2016, the Company expects 520 MW to be operational and it expects 950 – 1,050 MW operational by December 31, 2017. The Company expects revenue to be in the range of US$64 – 68 million for the fiscal year ending March 31, 2017.

Webcast and Conference Call Information

The Company will report financial results for the second quarter ended September 30, 2016, on Tuesday, November 22, 2016 and hold its quarterly conference call to discuss the results and updated outlook at 9:30 a.m. US Eastern Standard Time. Investors may access a live webcast of this conference call by visiting http://investors.azurepower.com/events-and-presentations. An archived webcast will be available through the same link following the call. The conference call can be accessed live by dialing 1-888-317-6003 (in the U.S.) and 1-412-317-6061 (outside the U.S.) and entering the passcode 5573341. A replay will be available approximately two hours after the conclusion of the call till December 22, 2016 and can be accessed by dialing 1-877-344-7529 (in the U.S.) and 1-412-317-0088 (outside the U.S.) and entering the replay pass code 10096842.

Exchange Rate

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 66.58 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2016. The Company makes no representation that the Indian rupee or U.S. dollar amounts referred to in this prospectus could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

About Azure Power Global Limited

Azure Power is one of the leaders in the Indian solar industry. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront of developments in the sector as a developer, constructor and operator of utility scale, micro-grid and rooftop solar projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; our ability to meet the covenants in its investment funds and debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has file with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Use of Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP financial measure. The Company presents Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as net loss (income) plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization, and (d) loss (income) on foreign currency exchange. The Company believes Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities; and

•	it is used by its management for internal reporting and planning purposes, including aspects of its consolidated operating budget and capital expenditures.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Company’s results as reported under GAAP. Some of these limitations include:

•	it does not reflect its cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on its outstanding debt;

•	it does not reflect payments made or future requirements for income taxes; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons the Company considers it appropriate for supplemental analysis. For more information, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” at the end of this release.

Investor Relation Contacts:

For investor inquiries, please contact Nathan Judge or Samitla Subba at ir@azurepower.com and pr@azurepower.com for other media related information.

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of March 31	As of September 30 (Unaudited)
	2016	2016	2016
	INR	INR	US$
	(in thousands, except per share data)
Assets
Current assets:
Cash and cash equivalents	3,090,386	6,116,438	91,866
Restricted cash	821,891	2,361,501	35,469
Accounts receivable, net	556,755	640,440	9,619
Deferred IPO costs	208,731	311,350	4,676
Prepaid expenses and other current assets	308,007	360,679	5,417
Current investments	—	157,563	2,367

Total current assets	4,985,770	9,947,971	149,414
Restricted cash	871,637	971,232	14,587
Property, plant and equipment, net	24,381,429	28,396,044	426,495
Software, net	14,657	12,332	185
Deferred income tax asset	34,661	228,988	3,439
Other assets	595,901	893,047	13,413
Non-current investments	6,785	6,956	105

Total assets	30,890,840	40,456,570	607,638

Liabilities, preferred shares and shareholders’ deficit
Current liabilities:
Short-term debt	1,258,241	1,371,360	20,597
Accounts payable	1,899,488	2,713,654	40,757
Current portion of long term debt	4,477,696	6,611,068 *	99,295 *
Income taxes payable	45,215	47,276	710
Interest payable	126,122	117,364	1,763
Deferred revenue	80,201	80,081	1,203
Other liabilities	214,487	461,171	6,927

Total current liabilities	8,101,450	11,401,974	171,252

Non-current liabilities:
Long-term debt	18,352,714	21,996,497	330,377
Deferred revenue	1,190,142	1,376,008	20,667
Deferred income taxes	470,048	513,520	7,713
Asset retirement obligations	94,301	169,746	2,549
Other liabilities	39,936	67,959	1,021

Total liabilities	28,248,591	35,525,704	533,579

Convertible Preference Shares	9,733,272	11,594,432	174,143
Redeemable Non-Controlling Interest	346,754	368,851	5,540
Stockholders’ deficit
Equity shares	68	68	1
Additional paid-in capital	(2,958,166)	(3,130,442)	(47,018)
Accumulated deficit	(4,508,156)	(4,895,546)	(73,529)
Accumulated other comprehensive income	28,807	32,351	486

Total APGL shareholders’ deficit	(7,437,447)	(7,993,569)	(120,060)

Non-controlling interest	(330)	961,152	14,436

Total shareholders’ deficit	(7,437,777)	(7,032,417)	(105,624)

Total liabilities, preferred stock and stockholders’ deficit	30,890,840	40,456,570	607,638

*	Includes Compulsorily Convertible Debentures of INR 3,706,135 (US$ 55,664), which have been converted into equity shares pursuant to IPO on October 12, 2016.

AZURE POWER GLOBAL LIMITED

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENTS

	Three months ended September 30,			Six months ended September 30,
	2015	2016	2016	2015	2016	2016
	INR	INR	US$	INR	INR	US$
	(in thousands, except per share data)
Operating revenues:
Sale of power	640,894	894,911	13,441	1,211,089	1,916,604	28,786
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	42,994	75,371	1,132	77,697	161,886	2,431
General and administrative	207,208	258,425	3,881	352,166	415,509	6,241
Depreciation and amortization	175,197	246,543	3,703	315,256	482,301	7,244

Total operating cost and expenses	425,399	580,339	8,716	745,119	1,059,696	15,916

Operating income	215,495	314,572	4,725	465,970	856,908	12,870

Other expense:
Interest expense, net	519,070	583,390	8,762	922,408	1,250,388	18,780
(Gain) / Loss on foreign currency exchange, net	170,283	(76,127)	(1,143)	277,413	64,532	969

Total other expenses	689,353	507,263	7,619	1,199,821	1,314,920	19,749

Loss before income tax	(473,858)	(192,691)	(2,894)	(733,851)	(458,012)	(6,879)
Income tax benefit / (expense)	26,900	53,820	808	45,312	87,468	1,314

Net loss	(446,958)	(138,871)	(2,086)	(688,539)	(370,544)	(5,565)

Net loss attributable to non-controlling interest	(7,776)	4,223	63	(9,098)	(1,561)	(23)

Net loss attributable to APGL	(439,182)	(143,094)	(2,149)	(679,441)	(368,983)	(5,542)

Accretion to Mezzanine CCPS	(378,439)	(72,160)	(1,084)	(637,722)	(194,670)	(2,924)

Accretion to redeemable non-controlling interest	(7,728)	(11,109)	(167)	(7,728)	(22,097)	(332)

Net loss attributable to APGL equity shareholders	(825,349)	(226,363)	(3,400)	(1,324,891)	(585,750)	(8,798)

Net loss per share attributable to APGL equity stockholders
Basic and diluted	(470)	(129)	(1.94)	(754)	(333)	(5.00)
Shares used in computing basic and diluted per share amounts
Equity shares*	1,758,080	1,758,080		1,758,080	1,758,080

*	Number of equity shares as on October 12, 2016 after Company’s Initial Public Offering and Concurrent Private Placement is 25,915,959.

AZURE POWER GLOBAL LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,			Six months ended September 30,
	2015	2016	2016	2015	2016	2016
	INR	INR	US$	INR	INR	US$
	(in thousands)
Net cash provided by operating activities	(191,069)	308,509	4,634	(580,525)	190,116	2,855
Net cash used in investing activities	294,736	(4,385,433)	(65,867)	(886,847)	(5,494,626)	(82,527)
Net cash provided by financing activities	4,950,370	7,104,592	106,708	5,898,874	8,329,910	125,111

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our income from operations to Adjusted EBITDA for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2015	2016	2016	2015	2016	2016
	INR	INR	US$	INR	INR	US$
	(in thousands)
Net Loss	(446,958)	(138,871)	(2,086)	(688,539)	(370,544)	(5,565)
Income tax expense/(benefit)	(26,900)	(53,820)	(808)	(45,312)	(87,468)	(1,314)
Interest expense, net	519,070	583,390	8,762	922,408	1,250,388	18,780
Depreciation and amortization	175,197	246,543	3,703	315,256	482,301	7,244
(Gain)/Loss on Foreign currency exchange, net	170,283	(76,127)	(1,143)	277,413	64,532	969
Adjusted EBITDA	390,692	561,115	8,428	781,226	1,339,209	20,114